IMC GLOBAL INC.
                 (formerly known as IMC Fertilizer Group, Inc.)
                           NON-QUALIFIED STOCK OPTION


             IMC Global Inc., a Delaware corporation, (the Company), formerly known as IMC Fertilizer Group, Inc., pursuant and subject to the provisions of the 1994 Stock Option Plan for Non-Employee Directors of the Company (the Plan) hereby grants as of the date of grant stated below to
   N   (the Optionee), a non-employee Director of the Company, an option to purchase 1,000 shares of Common Stock, par value $1.00 per share, of the Company (the Option), at the price of $38.125 per share (the Option Price), subject to the following conditions and to the terms and conditions of the Plan.

   1.   Exercise of the Option

        The Option may be exercised during its term from time to time in whole or in part provided, however, that:

             (i) the Option shall not be exercisable after the expiration of twenty-four months from the date the Optionee ceases to be a Director of the Company or one of its subsidiaries;

             (ii) the Option is not exercisable after the expiration of ten years from the date it is granted.

        The Option may be exercised during its term from time to time in whole or in part upon written notice given by the Optionee to the Treasurer of the Company specifying the number of shares to be purchased at such time and accompanied by (i) payment of the Option Price in cash for the number of shares with respect to which the Option is exercised or (ii) shares of Common Stock of the Company with a value (determined as provided in the Plan) equal to or less than the total Option Price, plus cash for an amount, if any, by which the total Option Price exceeds the value of such shares.

        The Option is not transferable by the Optionee otherwise than by will or the laws of descent and distribution, and is exercisable during his lifetime only by him. Upon the death of an Optionee, the option remains exercisable for a period of twenty-four months from the date he ceased to be a Director or ten years from the date of grant, whichever first occurs.

   2.   Mandatory Holding Period for Common Stock

        Shares of common stock delivered by the Company upon the exercise of an Option may not be sold by the Director or other Holder thereof within the six (6) month period following the Grant Date of such Option unless such a sale is consummated with the written consent of the Compensation Committee.

   3.   Issuance of Shares

        Shares which are subject to the Option shall be issued only upon the exercise of the Option in whole or in part and in full payment of the Option Price therefor as set forth above; provided, however, that if at any time the Board of Directors shall determine, in its discretion, that the listing registration or qualification of the shares to be so issued upon any securities exchange or under any state or federal law, or that the consent or approval of any governmental authority, is necessary or desirable as a condition of, or in connection with, the issuance of shares upon exercise of the Option, then the Option may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board of Directors. The Option may not be exercised other than in accordance with the provisions of all applicable law and the Plan.

   4.   Applicable Law

        The Option is a non-qualified option under the Internal Revenue Code and is subject to the tax consequences resulting therefrom. This option shall not be treated as an incentive stock option.


   Date of Grant:  August 18, 1994

                                      IMC GLOBAL INC.


                                      By:
                                           Peter Hong
                                           Treasurer